DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of United States dollars)

	March 31,	December 31,
	2025	2024
	$	$
Assets
Current assets:
Cash and cash equivalents	91,874	92,540
Trade and other receivables (Note 4)	50,992	45,566
Income taxes receivable	37	36
Prepaids and deposits	10,910	8,604
Net investment in finance lease	24	43
Contract costs, net	7,929	7,452
	161,766	154,241
Non-current assets:
Contract costs, net	13,174	12,606
Deferred tax asset	4,297	5,207
Right-of-use assets, net (Note 5)	798	1,131
Property and equipment, net (Note 6)	2,074	2,003
Intangible assets, net (Note 7)	1,516	1,671
Goodwill (Note 8)	14,048	13,854
	197,673	190,713
Liabilities
Current liabilities:
Trade and other payables	33,793	34,861
Automatic share repurchase plan liability (Note 10)	15,996	18,297
Income taxes payable	797	343
Deferred revenue	84,543	72,922
Provisions	3,537	—
Lease obligations (Note 5)	1,052	1,341
Acquisition holdback payables	848	838
	140,566	128,602
Non-current liabilities:
Deferred revenue	684	794
Lease obligations (Note 5)	71	154
Employee benefit obligations	3,560	3,373
Deferred tax liability	359	29
	145,240	132,952
Shareholders’ equity
Share capital (Note 10)	252,287	253,295
Contributed surplus	18,211	19,109
Accumulated other comprehensive loss	(9,283)	(9,275)
Deficit	(208,782)	(205,368)
Total equity	52,433	57,761
	197,673	190,713
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(expressed in thousands of United States dollars, except per share amounts)

	Three months ended March 31,
	2025	2024
	$	$
Revenue (Note 13)	57,296	51,403
Cost of revenue (Note 14)	11,395	9,926
Gross profit	45,901	41,477

Operating expenses
General and administrative	8,725	8,155
Sales and marketing	20,355	16,433
Research and development	13,403	10,412
Share-based compensation (Note 11)	789	1,932
Foreign exchange loss (gain)	123	(500)
Depreciation and amortization (Note 5, 6 and 7)	798	818
	44,193	37,250
Operating income	1,708	4,227

Finance income, net (Note 9)	(648)	(545)
Other income, net	(1)	(1)
Income before income taxes	2,357	4,773

Income tax expense (recovery)	883	(396)

Net income	1,474	5,169

Other comprehensive loss
Item that may be reclassified subsequently to income:
Exchange loss on translation of foreign operations	8	897

Comprehensive income	1,466	4,272

Earnings per share - basic (Note 12)	0.05	0.17
Earnings per share - diluted (Note 12)	0.05	0.17
Weighted average number of common shares outstanding - basic (Note 12)	30,263,194	30,319,606
Weighted average number of common shares outstanding - diluted (Note 12)	30,927,215	31,044,036

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of United States dollars, except number of shares)

	Share capital		Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
	#	$	$	$	$	$
Balance, December 31, 2023	30,305,156	247,496	13,960	(5,946)	(204,789)	50,721
Exercise of stock options (Note 10 and 11)	13,680	411	(125)	—	—	286
Share-based compensation (Note 11)	—	—	1,932	—	—	1,932
Share issuance under employee share purchase plan (Note 10 and 11)	6,647	310	(47)	—	—	263
Release of restricted share units (Note 10 and 11)	27,626	1,057	(1,057)	—	—	—
Excess tax benefit on stock compensation	—	—	2,167	—	—	2,167
Comprehensive income (loss)	—	—	—	(897)	5,169	4,272
Balance, March 31, 2024	30,353,109	249,274	16,830	(6,843)	(199,620)	59,641

Balance, December 31, 2024	30,255,955	253,295	19,109	(9,275)	(205,368)	57,761
Exercise of stock options (Note 10 and 11)	6,051	316	(103)	—	—	213
Share-based compensation (Note 11)	—	—	789	—	—	789
Share issuance under employee share purchase plan (Note 10 and 11)	6,529	283	(47)	—	—	236
Release of restricted share units (Note 10 and 11)	16,994	719	(719)	—	—	—
Shares repurchased for cancellation (Note 10)	(307,178)	(2,326)	—	—	(7,218)	(9,544)
Change in share repurchase commitment under the automatic share purchase plan (Note 10)	—	—	—	—	2,330	2,330
Excess tax benefit on stock compensation	—	—	(818)	—	—	(818)
Comprehensive (loss) income	—	—	—	(8)	1,474	1,466
Balance, March 31, 2025	29,978,351	252,287	18,211	(9,283)	(208,782)	52,433
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)

	Three months ended March 31,
	2025	2024
	$	$
Cash flows from operating activities
Net income	1,474	5,169
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	798	818
Share-based compensation	789	1,932
Loss on disposal of asset	—	19
Unrealized foreign exchange gain	(189)	(1,083)
Income tax (recovery) expense	883	(396)
Finance income, net	(648)	(545)
Changes in non-cash working capital items:
Trade and other receivables	(4,786)	(3,479)
Prepaids and deposits	(2,146)	(1,605)
Contract costs, net	(854)	(543)
Trade and other payables	1,785	(1,902)
Employee benefit obligations	56	106
Deferred revenue	10,916	9,956
Income taxes paid	(133)	(21)
Cash from operating activities	7,945	8,426

Cash flows used in investing activities
Purchase of property and equipment	(298)	(203)
Cash used in investing activities	(298)	(203)

Cash flows used in financing activities
Payments received on net investment in finance lease	19	20
Repayment of lease obligations	(434)	(474)
Interest received	574	426
Proceeds from exercise of stock options	213	286
Proceeds from share issuance under employee share purchase plan	236	263
Shares repurchased for cancellation	(9,407)	—
Cash (used in) from financing activities	(8,799)	521

Net change in cash and cash equivalents during the period	(1,152)	8,744
Effect of foreign exchange on cash and cash equivalents	486	(46)
Cash and cash equivalents, beginning of the period	92,540	71,950
Cash and cash equivalents, end of the period	91,874	80,648

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2025
(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (“Docebo” or the “Company”), a leading learning platform provider, was incorporated on April 21, 2016 under the Business Corporations Act (Ontario) and is domiciled in Ontario, Canada. The Company’s head office is located at Suite 701, 366 Adelaide Street West, Toronto, Canada, M5V 1R9.

The Company’s shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (“Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”.

The Company has the following material subsidiaries:

Entity name	Country	Ownership percentage March 31, 2025	Ownership percentage December 31, 2024
		%	%
Docebo S.P.A	Italy	100	100
Docebo NA, Inc.	United States	100	100
Docebo EMEA FZ-LLC	United Arab Emirates	100	100
Docebo UK Limited	England and Wales	100	100
Docebo France Société par Actions Simplifiée (“Docebo France”)	France	100	100
Docebo DACH GmbH (“Docebo Germany”)	Germany	100	100
Docebo Australia Pty Ltd. ("Docebo Australia")	Australia	100	100

2	Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements (“interim financial statements”) have been prepared by management using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2024. These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 8, 2025.

Use of estimates, assumptions and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.

Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2025
(expressed in thousands of US dollars, except share amounts)
estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In preparing these financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.

3	Summary of material accounting policies

The material accounting policies applied in these financial statements are the same as those applied and described in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2024.

4	Trade and other receivables

The Company’s trade and other receivables as at March 31, 2025 and December 31, 2024 include the following:

	2025	2024
	$	$
Trade receivables	42,978	39,265
Accrued revenues	4,347	3,962
Tax credits receivable	3,362	1,651
Interest receivable	104	213
Other receivables	201	475
	50,992	45,566

Included in trade receivables is a provision for expected credit losses of $1,020 as at March 31, 2025 and $1,085 as at December 31, 2024.

5	Leases

The Company’s right-of-use assets by class of assets are as follows:

	Premises	Others	Total
	$	$	$
Costs
Balance – December 31, 2024	5,881	163	6,044
Effects of foreign exchange	125	6	131
Balance – March 31, 2025	6,006	169	6,175

Accumulated amortization
Balance – December 31, 2024	4,776	137	4,913
Amortization	353	2	355
Effects of foreign exchange	100	9	109
Balance – March 31, 2025	5,229	148	5,377

Carrying value
Net balance – December 31, 2024	1,105	26	1,131
Net balance – March 31, 2025	777	21	798

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2025
(expressed in thousands of US dollars, except share amounts)
The Company’s lease obligations are as follows:

2025
$
Balance – January 1	1,495
Interest accretion	20
Lease repayments	(434)
Effects of foreign exchange	42
Balance -March 31	1,123

Current	1,052
Non-current	71
1,123

Expenses incurred for the three months ended March 31, 2025 and 2024 relating to short-term leases and leases of low-value assets were $12 and $23, respectively.

6	Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Construction in-progress	Total
	$	$	$		$
Cost
Balance – December 31, 2024	4,350	1,912	267	268	6,797
Additions	151	12	—	135	298
Effects of foreign exchange	97	43	14	10	164
Balance – March 31, 2025	4,598	1,967	281	413	7,259

Accumulated depreciation
Balance – December 31, 2024	3,113	1,607	74	—	4,794
Depreciation	188	81	3	—	272
Effects of foreign exchange	72	34	13	—	119
Balance – March 31, 2025	3,373	1,722	90	—	5,185

Carrying value
Balance – December 31, 2024	1,237	305	193	268	2,003
Balance – March 31, 2025	1,225	245	191	413	2,074

7	Intangible assets

	Acquired
	Customer relationships	Technology	Trademarks	Total
	$	$	$	$
Cost
Balance – December 31, 2024	1,301	2,319	41	3,661
Effects of foreign exchange	51	19	2	72
Balance – March 31, 2025	1,352	2,338	43	3,733

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2025
(expressed in thousands of US dollars, except share amounts)

	Acquired
	Customer relationships	Technology	Trademarks	Total

Accumulated amortization
Balance – December 31, 2024	902	1,047	41	1,990
Amortization	55	116	—	171
Effects of foreign exchange	38	16	2	56
Balance – March 31, 2025	995	1,179	43	2,217

Carrying value
Balance – December 31, 2024	399	1,272	—	1,671
Balance – March 31, 2025	357	1,159	—	1,516

8	Goodwill

$
Balance – December 31, 2024	13,854
Effects of foreign exchange	194
Balance – March 31, 2025	14,048

9	Finance income, net

Finance income for the three months ended March 31, 2025 and 2024 is comprised of:

	Three months ended March 31,
	2025	2024
	$	$
Interest on acquisition related consideration	11	10
Interest on lease obligations	20	41
Interest income	(679)	(596)
	(648)	(545)

10	Share capital

Authorized:
Unlimited common shares with no par value
Issued and outstanding:
	Number of shares	Amount
	#	$
Balance – December 31, 2024	30,255,955	253,295
Exercise of stock options	6,051	316
Issuance of common shares under employee share purchase plan	6,529	283
Release of restricted share units	16,994	719
Purchase of common shares held for cancellation (i)	(307,178)	(2,326)
Balance – March 31, 2025	29,978,351	252,287

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2025
(expressed in thousands of US dollars, except share amounts)
(i) On May 6, 2024, the Company renewed its normal course issuer bid (“NCIB”) to repurchase and cancel up to 1,764,037 of its common shares, representing approximately 10% of the public float, over the 12-month period commencing May 20, 2024, and ending no later than May 19, 2025. The amounts paid in excess of the average book value of the common shares are charged to deficit. During the three months ended March 31, 2025, the Company repurchased a total of 307,178 common shares for cancellation at an average price of $30.62 (C$43.96) per common share for total cash consideration of $9,407 including transaction costs.

In connection with the NCIB, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker for the purpose of allowing the Company to purchase its common shares under the NCIB during self-imposed trading blackout periods. Under the ASPP, the broker is authorized to repurchase common shares during blackout periods, without consultation with the Company, on predefined terms, including share price, time period and subject to other limitations imposed by the Company and subject to rules and policies of the TSX and applicable securities laws, such as a daily purchase restriction.

A liability, representing the maximum amount that the Company could be required to pay the designated broker under the ASPP, was recorded for $15,996 as at March 31, 2025. The offsetting amount to the liability has been recorded within deficit.

11	Share-based compensation

The Company has four components within its share-based compensation plan: stock options, DSUs, RSUs and shares issued pursuant to the ESPP.

Share-based compensation expense associated with each component is as follows for the three months ended March 31:

	Three months ended March 31,
	2025	2024
	$	$
Stock options	235	767
DSUs	237	268
RSUs	293	871
ESPP	24	26
	789	1,932

The following table presents share-based compensation expense by function for the three months ended March 31:

	Three months ended March 31,
	2025	2024
	$	$
Cost of revenue	14	93
General and administrative	499	1,125
Sales and marketing	81	455
Research and development	195	259
	789	1,932

The changes in the number of stock options during the three months ended March 31, 2025 and 2024 were as

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2025
(expressed in thousands of US dollars, except share amounts)
follows:

	2025		2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – January 1	827,642	34.11	825,091	28.37
Options granted	264,402	44.76	91,361	73.54
Options forfeited	(67,940)	53.85	(12,630)	49.78
Options exercised	(6,051)	48.22	(13,680)	26.66
Options expired	(146)	86.38	—	—

Options outstanding – March 31	1,017,907	35.47	890,142	32.73
Options exercisable – March 31	520,851	21.40	516,355	17.76

The weighted average fair value of share options granted during the three months ended March 31, 2025 and 2024 was estimated at the date of grant using the Black-Scholes option pricing model using the following inputs:

	2025	2024
	C$	C$
Weighted average stock price valuation	$44.76	$73.54
Weighted average exercise price	$44.76	$73.54
Risk-free interest rate	2.60%	3.58%
Expected life in years	4.5	4.5
Expected dividend yield	—%	—%
Volatility	52%	57%
Weighted average fair value of options issued	$20.24	$36.70

The following table is a summary of the Company’s stock options outstanding as at March 31, 2025:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	234,120	1.48	0.0001 - 1.09	234,120
8.86 - 11.06	21,242	5.22	8.86 - 11.06	21,242
15.79 - 16.00	93,947	4.23	15.79 - 16.00	93,947
26.43 - 60.00	585,873	4.60	26.43 - 60.00	146,132
60.01 - 95.12	82,725	4.20	60.01 - 95.12	25,410
	1,017,907	3.83		520,851

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2025
(expressed in thousands of US dollars, except share amounts)
The following table is a summary of the Company’s stock options outstanding as at March 31, 2024:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	235,320	2.48	0.0001 - 1.09	235,320
8.86 - 11.06	23,985	6.74	8.86 - 11.06	21,242
15.79 - 16.00	170,877	5.52	15.79 - 16.00	131,309
26.43 - 60.00	333,580	5.62	26.43 - 60.00	113,748
60.01 - 95.12	126,380	5.36	60.01 -95.12	14,736
	890,142	4.76		516,355

DSUs

The following table presents information on the Company’s DSUs for the years presented:

#
DSUs – December 31, 2024	142,595
Granted (at C$65.52 - C$65.52 per unit)	700
DSUs - March 31, 2025	143,295

RSUs

The following table presents information on the Company’s RSUs for the years presented:

#
RSUs – December 31, 2024	171,644
Granted (at C$43.87 - C$45.13 per unit)	119,528
Released (at C$40.30 - $86.38 per unit)	(16,994)
Forfeited (at C$40.94 - $50.39 per unit)	(33,213)
RSUs - March 31, 2025	240,965

12	Earnings per share

Basic and diluted net income per share for the three months ended March 31 are calculated as follows:

	Three months ended March 31,
	2025	2024
Net income attributable to common shareholders	$1,474	$5,169

Basic weighted average number of common shares outstanding	30,263,194	30,319,606
Stock options	329,234	418,285
DSUs	142,541	116,147
RSUs	192,246	189,998
Diluted weighted average number of common shares outstanding	30,927,215	31,044,036

Basic earnings per common share	$0.05	$0.17
Diluted earnings per common share	$0.05	$0.17

For the three months ended March 31, 2025, there were 37,520 stock options (three months ended March 31, 2024 - 8,339 stock options) that were not taken into account in the calculation of diluted earnings per share because their

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2025
(expressed in thousands of US dollars, except share amounts)
effect was anti-dilutive.

13	Revenue and related balances

Disaggregated revenue

The Company derives its revenues from two main sources, subscription to its SaaS application and associated premium support services, and professional services revenue, which includes services such as initial implementation, project management, training, and integration.

The following table presents a disaggregation of revenue for the three months ended March 31:

	Three months ended March 31,
	2025	2024
	$	$
Subscription revenue	54,183	47,890
Professional services	3,113	3,513
	57,296	51,403

14	Cost of revenue

The following table represents cost of revenue for the three months ended March 31:

	Three months ended March 31,
	2025	2024
	$	$
Employee salaries and benefits	5,122	4,960
Web hosting fees	1,947	1,460
Third party service fees	3,983	3,202
Other	343	304
	11,395	9,926

15	Employee compensation

The total employee compensation comprising salaries and benefits, inclusive of tax credits, and excluding share-based compensation for the three months ended March 31, 2025 was $34,655 (2024 - $28,580).
Employee compensation costs were included in the following expenses for the three months ended March 31, 2025 and 2024 is as follows:

	Three months ended March 31,
	2025	2024
	$	$
Cost of revenue	5,122	4,960
General and administrative	4,824	4,089
Sales and marketing	15,697	11,802
Research and development	9,012	7,729
	34,655	28,580

In the first quarter of 2025, the Company incurred a total of $3,938 of employee severance related costs associated with a reduction in workforce. This resulted in additional employee compensation costs of $294 in cost of revenue,

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2025
(expressed in thousands of US dollars, except share amounts)
$212 in general and administrative, $2,479 in sales and marketing, and $953 in research and development. The Company expects the majority of the costs to be settled by the end of the second quarter.

16	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. Key management personnel includes the Company’s Directors and Officers.

Compensation awarded to key management personnel for the three months ended March 31, 2025 and 2024 is as follows:

	Three months ended March 31,
	2025	2024
	$	$
Salaries and benefits	1,208	790
Share-based compensation	62	1,043
	1,270	1,833

17	Financial instruments and risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. Due to the Company’s diversified customer base, there is no particular concentration of credit risk related to the Company’s trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts.

The carrying values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair values due to the short-term nature of these items or being carried at fair value. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

During the three months ended March 31, 2025, there were no transfers of amounts between levels in the fair value hierarchy.

18	Segment information

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource allocation decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

The following tables present details on revenues derived in the following geographical locations for the three months ended March 31, 2025 and 2024.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2025
(expressed in thousands of US dollars, except share amounts)

	Three months ended March 31,
	2025	2024
	$	$
North America
Canada	3,090	3,387
United States	40,660	35,743
Rest of World	13,546	12,273
	57,296	51,403